SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 8)*
                            -------------------------

                      HIGH EQUITY PARTNERS L.P. - SERIES 88
                       (Name of Subject Company [Issuer])

                             OLYMPIA INVESTORS L.P.
                                OLYMPIA-GP, INC.
                       AMERICAN REAL ESTATE HOLDINGS, L.P.
                        AMERICAN PROPERTY INVESTORS, INC.
                                  CARL C. ICAHN
                             MILLENIUM FUNDING CORP.
                           MILLENIUM FUNDING IV CORP.
                             PRESIDIO CAPITAL CORP.
                          PRESIDIO HOLDING COMPANY, LLC
                   NORTHSTAR PRESIDIO MANAGEMENT COMPANY, LLC
                            NORTHSTAR OPERATING, LLC
                         NORTHSTAR CAPITAL PARTNERS, LLC
                        NORTHSTAR CAPITAL HOLDINGS I, LLC
                                 DAVID HAMAMOTO
                                W. EDWARD SCHEETZ
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                            -------------------------
Bonnie D. Podolsky                                 Edward W. Kerson
Gordon Altman Butowsky                             Proskauer Rose LLP
Weitzen Shalov & Wein                              1585 Broadway
114 West 47th Street                               New York, New York  10036
New York, New York  10036                          (212) 969-3000
(212) 626-0800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction                                          Amount of
Valuation*: $6,997,880                               Filing Fee: $1,399.58
--------------------------------------------------------------------------------
         *For purposes of calculating the filing fee only. This amount assumes the purchase of 55,760 Units of the subject company for $125.50 per Unit in cash.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,727.35 (based upon prior transaction valuation of $17,374,500, calculated for purposes of the filing fee, assuming the purchase of 148,500 Units of the subject company for $117.00 per Unit in cash)
Form or Registration No.: Schedule 14D-1
Filing Party: Olympia Investors L.P., Olympia-GP, Inc., American Real Estate Holdings, L.P., American Property Investors, Inc., Carl C. Icahn
Dated Filed: March 12, 1998

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 8 TO SCHEDULE 14D-1

         This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission by Olympia Investors, L.P., Olympia-GP Inc., American Real Estate Holdings, L.P., American Property Investors, Inc. and Carl C. Icahn on March 12, 1998, as amended by Amendments No. 1, 2, 3, 4, 5, 6 and 7 thereto. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated March 12, 1998, as supplemented by the Supplement thereto dated May 22, 1998, and the related Assignment of Partnership Interest dated March 12, 1998, as amended through May 22, 1998.

Item 10.     Additional Information.

         Item 10(f) is hereby amended to add the following:

         (f) The information set forth in exhibit (a)(5) attached hereto is incorporated herein by reference.

Item 11.     Materials to Be Filed as Exhibits.

         The following documents are filed as exhibits to this Amended Schedule 14D-1:

         (a)(5)           Press Release, dated June 26, 1998.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 26, 1998


OLYMPIA INVESTORS, L.P.                    OLYMPIA GP-INC.

By:  OLYMPIA GP-INC.,                      By:  /s/ Martin L. Hirsch
     its general partner                        --------------------
                                                Name: Martin L. Hirsch
     By:  /s/ Martin L. Hirsch                  Title: Vice President
          -----------------------
          Name:  Martin L. Hirsch
          Title: Vice President



AMERICAN REAL ESTATE HOLDINGS, L.P.

By:  AMERICAN PROPERTY INVESTORS, INC.,
     its general partner

     By:  /s/ Martin L. Hirsch
          -----------------------
          Name:  Martin L. Hirsch
          Title: Vice President



AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Martin L. Hirsch
     -----------------------
     Name:  Martin L. Hirsch
     Title: Vice President



   /s/ Theodore Altman
   ------------------------
     CARL C. ICAHN
     By:  Theodore Altman as
          Attorney-in-fact


   [Signature Page for High Equity Partners L.P. - Series 88, Schedule 14D-1 -
                                Amendment No. 8]

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 26, 1998


MILLENIUM FUNDING CORP.                    MILLENIUM FUNDING IV CORP.

By:  /s/ Richard Sabella                   By:  /s/ Richard Sabella
     ---------------------                      ---------------------
     Name: Richard Sabella                      Name: Richard Sabella
     Title: Authorized Signatory                Title: Authorized
                                                       Signatory


PRESIDIO CAPITAL CORP.                     PRESIDIO HOLDING COMPANY, LLC

By:  /s/ Richard Sabella                   By:  /s/ Richard Sabella
     ---------------------                      ---------------------
     Name: Richard Sabella                      Name: Richard Sabella
     Title: Authorized Signatory                Title: Authorized
                                                       Signatory


NORTHSTAR PRESIDIO MANAGEMENT               NORTHSTAR OPERATING, LLC
COMPANY, LLC
By:  /s/ Richard Sabella                    By:  /s/ Richard Sabella
     ---------------------                       ---------------------
     Name: Richard Sabella                       Name: Richard Sabella
     Title: Authorized Signatory                 Title: Authorized
                                                        Signatory


NORTHSTAR CAPITAL PARTNERS, LLC             NORTHSTAR CAPITAL HOLDINGS I, LLC

By:  /s/ Richard Sabella                    By:  /s/ Richard Sabella
     ---------------------                       ---------------------
     Name: Richard Sabella                       Name: Richard Sabella
     Title: Authorized Signatory                 Title: Authorized
                                                        Signatory


   /s/ W. Edward Scheetz                           /s/ David Hamamoto
   ------------------------                        ------------------------
     W. EDWARD SCHEETZ                               DAVID HAMAMOTO




   [Signature Page for High Equity Partners L.P. - Series 88, Schedule 14D-1 -
                                Amendment No. 8]

                                  EXHIBIT INDEX


         (a)(5)                     Press Release, dated June 26, 1998.